ACQUISITION BY
DATA STORAGE CORPORATION
OF CERTAIN ASSETS OF
SAFEDATA, LLC

Summary of Proposed Terms ("Term Sheet")

February 11, 2010

Purchaser:	Data Storage Corporation, a Delaware corporation ("DSC")
Seller:	SafeData, LLC, a Delaware limited liability company ("SafeData")
Structure:	Subject to the completion of satisfactory due diligence, determined by DSC in its sole discretion, acquisition by DSC (or a newly created wholly-owned subsidiary of DSC) of the end-user customer base of SafeData and all related assets (current and fixed assets) and current liabilities related thereto (exclusive of third party interest-bearing debt) used in connection therewith, including but not limited to intellectual property (collectively, the "Purchased Business") in an asset purchase transaction, free and clear of all other liabilities, liens and encumbrances, with the exception of the capital leases which currently exist on SafeData's servers which will be assumed or refinanced by DSC or its newly created, wholly-owned subsidiary.
Purchase Price:	The purchase price for the Purchased Business (the "Purchase Price") is $3,000,000 and would consist of the following payments: • Closing Payment. $2,500,000 in cash and $500,000 in DSC shares valued at 50 cents per share, for a total Purchase Price of $3,000,000. A portion of the cash component equal to $1,800,000 would be payable by DSC to SafeData at closing of the acquisition (the "Closing"). • Renewals: $700,000 of the $2,500,000 cash component of the Purchase Price will be paid by DSC to SafeData on the one year anniversary of the Closing if the renewal rate of the existing client base renews at a rate of 90% of greater. A proportion matrix will be created prior to Closing whereby a pro rata share of the $700,000 will be paid if the renewal rate is no less than 50%. • New Sales in 90 Days: As additional Purchase Price, all new sales generated by Peter Briggs that are closed in the 90 days following the Closing will result in 25% of the collections, net of taxes, received through April 30, 2011, being paid to SafeData. All new sales commencing on the 91st day after Closing will belong 100% to DSC.
Employment Agreement	Peter Briggs will enter into an executive employment agreement customary for his position and responsibilities.

Board Position and Transition Services	One Board seat will be made available for a term of one year after Closing with all benefits and compensation customary with DSC's current Board of Directors. If requested by DSC for a period of not less than 90 days Larry Putterman will provide transition and management services in an administrative capacity following Closing.
Conditions Precedent:	The Closing would be subject to the usual and customary conditions precedent for transactions of this type, including, without limitation: ▪ Completion by DSC, in its sole discretion, of a customary due diligence investigation of the Purchased Business ▪ Negotiation and execution of definitive asset purchase agreement and other transaction documents satisfactory to DSC ▪ Receipt of the consent of any applicable governmental authorities and contractual counterparties concerning the transfer of the Purchased Business to DSC ▪ Receipt of customary closing deliverables ▪ No material adverse change having occurred
Timing of Closing:	Expected to occur on or before the date that is seventy-five (75) days from the execution of this Term Sheet.
Expenses:	Each party will bear its own fees and expenses (including, without limitation, fees and expenses of attorneys, accountants, investment bankers and other advisors) incurred in connection with the transaction, whether or not the Closing occurs.
Confidentiality:	The parties agree and acknowledge that the existence of this Term Sheet and all of its terms and conditions are subject to the Mutual Non-Disclosure Agreement between DSC and SafeData (the "NDA").
No-Shop Provision:	SafeData and DSC want to get to a stage where DSC and SafeData are in a position to firm up a more formal deal structure in the very near term. There are numerous deal elements which still need to be defined, clarified and/or firmed up even following the execution of this Term Sheet. As a result, in order to provide DSC with the opportunity to complete some additional due diligence on SafeData and for the parties to further refine the deal terms at a conceptual level, there will be a two phase No-Shop period as follows: (1) In consideration of the substantial time, effort and money expended and to be expended by DSC in connection with the preparation and execution of this Term Sheet and undertaking the due diligence efforts described herein (which SafeData agrees and acknowledges is sufficient consideration), SafeData agrees that, from the date of execution and delivery of this Term Sheet until the first to occur of: (a) DSC having provided written notice to SafeData of termination by DSC of its due diligence efforts and its decision to not proceed to negotiate a definitive purchase agreement; (b) the execution by the parties of a definitive purchase agreement; or (c) forty-five (45) days after execution and delivery of this Term Sheet by the parties (the "Restricted Period"), SafeData shall not, directly or indirectly, solicit, initiate, encourage, entertain or participate in any inquiries or proposals from, discuss or negotiate with, provide any information to, consider the merits of any inquiries or proposals from, or enter into any term sheet, letter of intent or contract with, any person or entity (including any of its officers or employees), in each case relating to: (i) any equity or convertible debt issuance, merger, consolidation, recapitalization, business combination or other transaction resulting in a change of control of SafeData; or (ii) any sale or other disposition of all or any part of the Purchased Business (any such transaction, an "Alternative Transaction"). If, during the Restricted Period, SafeData or any of its agents, advisors or representatives receives any communication concerning a proposed Alternative Transaction, SafeData shall not (and shall cause its agents, advisors and representatives to not) make any written

	or oral response to such communication (other than to state that a contractual obligation precludes a substantive response) and shall provide written notice to DSC promptly (and in any event within two (2) business days) after such communication is received, which notice shall include a reasonable description of the material terms and conditions of the proposed Alternative Transaction (including the identity of the person or entity making the communication) and correct and complete copies of any documents supplied by such person or entity in connection with the proposed Alternative Transaction. SafeData and its agents, advisors and representatives shall cease immediately any discussions regarding any potential Alternative Transactions that were ongoing as of the date of execution and delivery of this Term Sheet by the parties. (2) In the event the parties mutually agree to either: (i) proceed with the deal outlined in this Term Sheet; or (ii) revise the deal and execute a revised term sheet prior to the expiration of the Restricted Period, the Restricted Period may be extended at DSC's option for up to an additional sixty (60) days in order to facilitate the timely Closing of the transaction contemplated herein, provided however that the parties hereto are continuing to work together in good faith toward Closing. In the event that the parties do not reach an agreement to proceed per 2(i) or 2(ii) hereinabove, the No-Shop will immediately terminate at the end of the forty-five (45) day Restricted Period.
Miscellaneous Provisions:	This Term Sheet will be governed by the laws of the State of New York, without giving effect to any conflict of law or choice of law provision that would result in application of the law of any other jurisdiction. The parties each hereby submit to the exclusive jurisdiction of the federal and state courts of the State of New York with respect to any action or proceeding arising out of or relating to this Term Sheet. The parties each irrevocably waive, to the fullest extent allowable under applicable law, any right to a trial by jury in respect of any action or proceeding arising out of or relating to this Term Sheet. This Term Sheet and the NDA collectively set forth the entire agreement between the parties concerning the subject matter hereof and supersede any and all prior or contemporaneous letters of intent, discussions, correspondence or other arrangements between DSC and SafeData with respect to the transactions contemplated by this Term Sheet. No purported amendment to any provision of this Term Sheet will be binding on either of the parties hereto unless DSC and SafeData have each duly executed and delivered to the other party a written instrument which states that it constitutes an amendment to this Term Sheet and specifies the provision(s) hereof that are being amended. No purported waiver of any provision of this Term Sheet will be binding on either of the parties except if the party providing such waiver has duly executed and delivered to the other party a written instrument which states that it constitutes a waiver of one or more provisions of this Term Sheet and specifies the provision(s) that are being waived. Neither this Term Sheet nor any of the rights or obligations of SafeData under this Term Sheet may be assigned or delegated, in whole or in part, by SafeData without the prior written consent of DSC. Any purported assignment or delegation in violation of the preceding sentence will be null and void. Subject to the preceding sentences of this paragraph, the binding provisions of this Term Sheet will be binding on the parties and their respective successors and permitted assigns and will inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. No person or entity other than DSC and SafeData, or their respective successors and permitted assigns, is or is intended to be a beneficiary of this Term Sheet. This Term Sheet may be executed in one or more counterparts and copies of signature pages sent by facsimile or other electronic transmission method will be valid and binding for

	all purposes.
Expiration:	This Term Sheet and the negotiations concerning the proposed transactions contemplated hereby may be terminated at any time by written agreement signed by DSC and SafeData. Unless executed by SafeData and delivered to DSC on or before February 26, 2010, this Term Sheet shall automatically expire and be null and void following such date.
DSC Non-Solicit Covenant	If this Term Sheet is executed by the parties but the negotiations concerning the transactions contemplated by this Term Sheet are subsequently terminated by the parties DSC agrees that it will not, at any time during the sixty (60) month period thereafter, directly or indirectly, solicit orders for services or products from any of the customers comprising the Purchased Business that is substantially similar to the services or products that SafeData provides to such customers.
Binding Effect:	Notwithstanding anything to the contrary in this Term Sheet or otherwise, DSC and SafeData each agree and acknowledge that, except for the provisions of the sections hereof entitled "Expenses", "Confidentiality", "No-Shop Provision", "Miscellaneous Provisions", "Expiration", "DSC Non-Solicit Covenant" and this "Binding Effect" section (which are binding on the parties), this Term Sheet is only a non-binding expression of the present intentions of the parties and, unless and until definitive agreements with respect to the transaction described herein have been executed and delivered by the parties, no legally binding agreement exists between the parties hereto to consummate the transaction contemplated by this Term Sheet. This Term Sheet shall not be interpreted as imposing any obligation on either of the parties to negotiate in good faith or to otherwise consummate the transactions contemplated hereby. Each party agrees and acknowledges that the other party will not be liable for any indirect, incidental, consequential, reliance or similar damages (including, without limitation, loss of revenue or business opportunity) in relation to, or in connection with, the failure to occur of the transactions contemplated by this Term Sheet, and each party hereby irrevocably waives and releases any right it may now or hereafter have to make any claim relating to such matter.

* * * * *

IN WITNESS WHEREOF, the parties have each executed and delivered this Term Sheet as of the date set forth above.

DSC:

DATA STORAGE CORPORATION

By: ______________________

Name: Charles M. Piluso

Title: President and CEO

SafeData:

SAFEDATA, LLC

By: ______________________

Name: [illegible]

Title: [illegible]